FRANK J. HARITON · ATTORNEY - AT - LAW

1065 Dobbs Ferry Road · White Plains · New York 10607 · (Tel) (914) 674-4373 · (Fax) (914) 693-2963 · (e-mail) hariton@sprynet.com

April 25, 2013

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn.:

Jennifer Thompson,

Accounting Branch Chief

Re:

Liberty Gold Corp. (The “Company”)

Form 10-K for Fiscal Year Ended March 31, 2012

Filed July 16, 2012

File No. 000-54512

Ladies and Gentlemen:

I am corporate counsel to and Secretary of the Company.  This letter responds to your letter dated March 29, 2013.  The numbered paragraphs correspond to the numbered paragraphs in your letter.

1.

The comment is noted and appropriate changes will be made in future filings.

2.

The Company has no proven reserves at present. A geological report written by ARS in 2010 has given the Company details of potential resource estimates in AZ, but there are no such resource estimates available for AK, and no statements to that effect on our website. The Companies website is currently being modified to indicate to readers that there are no proven reserves in AZ at present.

3.

The comment is noted and a scale map will be included in future filings.

4.

The comment is noted and appropriate changes will be made in future filings.

5.

The comment is noted and appropriate changes will be made in future filings.

6.

The comment is noted and appropriate changes will be made in future filings.

7.

The comment is noted and appropriate changes will be made in future filings.

As Secretary I acknowledge on behalf of the Company that:

*the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

*staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

*and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton